EXHIBIT 10.51
KELLANOVA
EXCISE TAX GROSS-UP PLAN

1.Purpose; Effective Date. The purpose of this Kellanova Excise Tax Gross-Up Plan (the “Plan”) is to help mitigate affected employees from the impact of the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to certain compensation and benefits to be paid or provided in connection with the merger contemplated by the Agreement and Plan of Merger among Kellanova (the “Company”), Acquiror 10VB8, LLC, Merger Sub 10VB8, LLC and Mars, Incorporated (“Parent”), dated as of August 13, 2024 (the “Merger Agreement”). This Plan shall become effective upon, and subject to the occurrence of, the closing of the merger contemplated by the Merger Agreement (the “Closing”).
2.Definitions. The following capitalized terms shall have the meanings given below when used in this Plan.
a.“280G Threshold” means an amount equal to three times the applicable Participant’s “base amount” (as defined within the meaning of Section 280G of the Code).
b.“Administrator” means (i) prior to the Closing, the Compensation and Talent Management Committee of the Board of Directors of the Company or any of its delegates and (ii) after the Closing, a committee as appointed by the Parent it its sole discretion.
c.“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
d.“Closing Date” means the date on which the Closing occurs.
e.“CoC Severance Policy” means the Company’s Change of Control Severance Policy for Key Executives, as may be amended, restated or modified from time to time in accordance with its terms.
f.“Company Group” means the Company and its Affiliates (including, after the Closing, the Parent and its Affiliates).
g.“Determination Date” means each of the following events or dates that occur prior to the Plan Termination Date: (i) the Closing Date; (ii) a Participant’s Termination Date; (iii) each December 31st that occurs following the Closing Date; and (iv) such other date selected by the Accounting Firm.
h.“Participation Agreement” means the written agreement between a Participant and the Company setting forth the terms and conditions of the Participant’s right to participate in this Plan.

i.“Participant” means an employee of the Company or any of its Affiliates who becomes a participant to the Plan pursuant to the terms of Section 3.
j.“Person” means and refers to an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust, or any other entity or organization.
k.“Termination Date” means the date of a Participant’s termination of employment with the Company and its Affiliates (or any of their successors).
3.Eligibility. Each employee of the Company or any of its subsidiaries who (a) is set forth on Exhibit A attached hereto to this Plan, or (b) (i) has executed a Participation Agreement provided by the Company substantially in the form attached hereto as Appendix A and (ii) if requested by the Company prior to the Closing, has executed a Letter Agreement Re: 280G Mitigation with the Company in accordance with the terms of the employee’s Participation Agreement (a “Mitigation Letter Agreement”), in each case of the foregoing clauses (a) and (b), shall become a Participant to the Plan. Notwithstanding the terms herein, no employee may become a Participant under the Plan following the Closing.
4.Gross-Up Payments.
a.In General. In the event it shall be determined in accordance with the terms of this Plan that any payment, benefit or distribution (or combination thereof) by any member of the Company Group to or for the benefit of a Participant (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by the Participant with respect to such excise tax (such excise tax, together with any such interest and penalties, hereinafter collectively referred to as the “Excise Tax”), the Participant shall be entitled to receive a cash payment (a “Gross-Up Payment”) equal to the lesser of, except as expressly provided otherwise in Section 4(c) below, (i) an amount such that after payment by the Participant of all taxes applicable to such Gross-Up Payment, including, without limitation, any employment and income taxes (including any interest and penalties imposed with respect to such taxes), and Excise Tax imposed upon the Gross-Up Payment, the Participant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments (including the Excise Tax imposed on the Gross-Up Payment), as determined by the Accounting Firm in a manner that is consistent with the principles for implementing the Gross-Up Plan that the Company and the Accounting Firm, after consultation with the Parent, mutually agree upon in writing prior to the Closing (the “Mutually Agreed Principles”), and (ii) if the Participant is party to a Participation Agreement and to the extent specified in the Participant’s Participation Agreement, the Initial Gross-Up Payment Cap (and if no Initial Gross-Up Payment Cap is specified in the Participant’s Participant Agreement or the Participant is not party to a Participation Agreement, the Participant’s Gross-Up Payment shall be the amount specified in the foregoing clause (i)).
b.Accounting Firm Determinations.

i.All determinations required to be made under this Section 4, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination (including the value of any noncompetition covenant as contemplated under Section 4(g) below) shall be made by Compensation and Benefits Advisory Services LLC (the “Accounting Firm”) in a manner reasonably consistent with the Mutually Agreed Principles. The Accounting Firm shall provide detailed supporting calculations both to the Company and the applicable Participant within fifteen (15) business days of the receipt of notice from the Participant or any member of the Company Group that there has been a Payment, or at such earlier time as is requested by the Company. Any determination by the Accounting Firm in accordance with this Section 4(b) shall be binding upon the Company (and any successor thereto) and the applicable Participant.
ii.All fees and expenses of the Accounting Firm shall be borne solely by the Company.
iii.If the Accounting Firm determines in its good faith discretion that it is prohibited from continuing to serve as the designated accounting firm under this Plan due to the Accounting Firm’s dissolution, Chapter 11 bankruptcy, death of the Accounting Firm’s founder, or any formal prohibition by the Internal Revenue Service of providing such services, the Administrator may, only after receiving written notice from the Accounting Firm (or, if due to the Accounting Firm’s dissolution, the designee of the Accounting Firm) of such determination, appoint a successor accounting firm to serve as the “Accounting Firm” under this Plan (the “Successor”), provided, that such Successor must carry out all actions in good faith in accordance with the terms of this Plan, each Participation Agreement and the Mutually Agreed Principles.
c.Payment Timing. Any Gross-Up Payment, as determined pursuant to this Section 4, shall be paid by the Company to the applicable Participant, or remitted to the applicable taxing authority by the Company on the Participant’s behalf, on or within ten (10) days following each applicable Determination Date, provided, that, to the extent that each Participant has received their applicable Gross-Up Payment in connection with such Determination Date, each Participant that is subject to an Initial Gross-Up Payment Cap shall also receive, subject to the Maximum Amount and terms of Section 4(e), their pro-rata portion of an additional Gross-Up Payment in excess of their Initial Gross-Up Payment Cap to cover in full, or, if the Accounting Firm determines it is necessary and consistent with the Mutually Agreed Principles, partially cover, any of the Participant’s remaining Excise Tax (if any) on such Determination Date.
d.Refunds. If a Participant becomes entitled to receive any refund of any amount paid under this Plan, such Participant shall promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).

e.Maximum Amount of Gross-Up Payments. The aggregate amount of Gross-Up Payments payable to the Participants hereunder shall not exceed twenty-five million ($25,000,000) (the “Maximum Amount”). Gross-Up Payments shall be payable in accordance with the timing terms of Section 4(c) above. In the event that a Gross-Up Payment becomes payable to any Participant such that the aggregate amount of Gross-Up Payments payable to the Participants hereunder exceeds the Maximum Amount, the Gross-Up Payment will be cut back to the extent required to avoid the aggregate amount of Gross-Up Payments payable to the Participants hereunder exceeding the Maximum Amount. In the event that Gross-Up Payments become payable at the same time to multiple Participants such that the aggregate amount of Gross-Up Payments payable to the Participants hereunder exceeds the Maximum Amount, the Gross-Up Payments payable to each such Participant will be cut back on a pro rata basis to the extent required to avoid the aggregate amount of Gross-Up Payments payable to Participants hereunder exceeding the Maximum Amount. To the extent that a Participant’s Excise Tax is reasonably anticipated not to exceed 5% of the Participant’s applicable 280G Threshold, as determined by the Accounting Firm in accordance with Section 4 and the Mutually Agreed Principles, the Accounting Firm shall have discretion to either direct the Company Group in writing to cut back the Participant’s Payment in an amount necessary so that the Participant does not have any Excise Tax or direct the Company Group in writing to require the Participant to execute a Mitigation Letter Agreement to effectuate certain mitigation strategies, as detailed therein; provided, that, if the Accounting Firm determines, after directing the Company Group in writing to effectuate a cut back to the Participant, that the cut back was not necessary given the remaining Gross-Up Payments under the Plan and the remaining portion of the Maximum Amount, the Accounting Firm may direct the Company Group in writing to subsequently pay such Participant an amount equal to the cut back (and any corresponding Gross-Up Payment to cover such amount), subject to the Maximum Amount and terms of the Plan.
f.Reasonable Compensation. To the extent reasonably requested by the Company, each Participant shall cooperate with the Company in good faith in valuing, and the Accounting Firm shall take into account the value of, a Participant agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, such that payments in respect of such agreement to refrain from performing services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-42 of Section 280G of the Code and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of Section 280G of the Code in accordance with Q&A-5(a) of Section 280G of the Code.
5.Miscellaneous.
a.Assignment; Non-transferability. No right of a Participant to any payment under this Plan shall be subject to assignment, anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or of any beneficiary of the Participant. The terms and conditions of this Plan shall be binding on the successors and assigns of the Company.

b.Determinations. All determinations made by the Accounting Firm in accordance with the terms of this Plan shall be final, binding and conclusive on all Participants.
c.Withholding; Section 409A. The Company Group shall have the right to deduct from all payments hereunder all taxes that it determines are required by law to be withheld therefrom. All payments under this Plan are intended to comply with or be exempt from the requirements of Section 409A of the U.S. tax code and this Plan shall be interpreted accordingly. Notwithstanding anything to the contrary in this Plan, each Gross-Up Payment will be paid no later than March 15th of each Participant’s taxable year following the taxable year in which the Excise Tax (or any income or other related taxes or interest or penalties thereon) on a Payment to which the Gross-Up Payment relates are remitted to the Internal Revenue Service or any other applicable taxing authority.
d.No Right to Employment or Other Rights. Nothing in this Plan shall be construed as giving any Participant the right to be retained in the employment of the Company Group, nor shall it affect the right of Company Group to terminate the employment of a Participant. Any Participant’s participation in the Plan is not to be considered part of any normal or expected compensation.
e.Amendment; Termination. The Administrator may amend this Plan prior to the Closing, provided that any amendment or termination of this Plan prior to the Closing must be in writing. This Plan shall not be amended following the Closing, except that a Participant and an officer of the Company (other than such Participant) may mutually agree in writing to amend the terms applicable to such Participant. This Plan will be automatically terminated upon earlier to occur of (such earlier date, the “Plan Termination Date”) (i) the date that the Maximum Amount has been paid and (ii) the date on which all applicable Internal Revenue Service statute of limitations have expired in respect of any payments and/or determinations made under this Plan, as determined in good faith by the Accounting Firm.
f.Complete Agreement. This Agreement and the Participant’s Participation Agreement (if applicable) and Mitigation Letter Agreement (if applicable) constitutes the entire agreement between the Company and the Participants with respect to the subject matter hereof and supersedes all prior agreements, arrangements, plans, contracts or understandings between the parties with respect to any related subject matter; provided, however, that any restrictive covenant set forth in a Participant’s Participation Agreement in addition to and complement, and are not in substitution of and do not replace or supersede, any confidentiality, trade secrets, non-competition, non-solicitation, non-disparagement, inventions and patent rights restrictions or any other similar restrictions by which the Participant is currently bound. If the Closing does not occur for any or no reason, the Plan and each Participation Agreement and Mitigation Letter Agreement shall be null and void ab initio.

g.Governing Law. THE VALIDITY, CONSTRUCTION, AND EFFECT OF THIS PLAN SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS (INCLUDING THOSE GOVERNING CONTRACTS) OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS, PROVIDED THAT GOVERNING LAW APPLICABLE TO THE ENFORCEABILITY OF THE NONCOMPETITION COVENANT INCLUDED IN EACH PARTICIPATION AGREEMENT SHALL BE AS SET FORTH IN SUCH AGREEMENT. If any provision hereof shall be held by a court or arbitrator of competent jurisdiction to be invalid and unenforceable, the remaining provisions shall continue to be fully effective.
h.Full Settlement. The Company’s obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against a Participant or others.

Exhibit A

Additional Participants

Appendix A
Form of Participation Agreement
[Attached]

FORM
[Date]

[Name]
[Title]

Re: Participation in Kellanova Excise Tax Gross-Up Plan
Dear [Name]:
Kellanova (the “Company”) maintains the Kellanova Excise Tax Gross-Up Plan (the “Plan”). I am pleased to inform you that you have been designated as an eligible participant in the Plan. All capitalized terms used and not otherwise defined in this Participation Agreement (this “Agreement”) shall have the meanings given to such terms in the Plan.
1Entitlement to Gross-Up Payment. The Company hereby agrees that you shall be eligible to receive a Gross-Up Payment in accordance with the terms and conditions of the Plan and this Agreement. As a condition to your participation in the Plan, you hereby acknowledge that a copy of the Plan has been made available to you, you hereby agree that your entitlement to receive a Gross-Up Payment is subject to the terms and conditions of the Plan and this Agreement. You further acknowledge and agree that your Initial Gross-Up Payment Cap will be equal to the amount under clause (i) of the Gross-Up Payment definition under the Plan assuming that you resign for “Good Reason” under the COC Severance Policy immediately following the Closing.
2Mitigation Letter Agreement. You acknowledge and agree that, as a condition to your participation in the Plan but solely to the extent requested by the Company, you shall be required to execute a Mitigation Letter Agreement simultaneous with your execution of this Agreement (or at any other time prior to December 31, 2024 if requested by the Company). Your failure to execute and comply with the terms of your Mitigation Letter Agreement (if applicable) will invalidate your participation in the Plan.
3Acknowledgement. You hereby acknowledge and reaffirm the non-competition and any other restrictive covenant obligations that you are bound by, or may become bound by, under the applicable Terms and Conditions document(s) governing your long-term incentive awards previously granted by the Company, and further acknowledge that your non-competition covenants will apply in the event you resign for any reason from your employment (whether in connection with the Closing or otherwise) [and that (i) you received good and valuable and adequate consideration in exchange for such non-competition convent obligations; (ii) you entered into such obligations knowingly, freely and voluntarily; (iii) the Company advised you in writing to consult with an attorney or legal counsel prior to signing and agreeing to such obligations; and (iv) you have been given fourteen (14) days from the date of your receipt of this Agreement to consider the terms of this Agreement, although you may sign it at any time sooner]1.
4Non-Competition Covenant. You hereby knowingly and voluntarily agree to the non-competition covenant set forth in this Section 4 (the “Non-Compete Covenant”) and acknowledge and agree
1 Include for participants in Illinois.

that, notwithstanding the terms and conditions of your 2025 LTI award, this Non-Compete Covenant shall be incorporated by reference into your 2025 LTI terms and conditions and your compliance with this Non-Compete Covenant shall be a condition of the receipt of your 2025 LTI award. [You further acknowledge that (i) you have received good and valuable and adequate consideration in exchange for the Non-Compete Covenant; (ii) you fully understand the provisions of this Section 4 and you are entering into this Agreement knowingly, freely and voluntarily; (iii) the Company has advised you in writing to consult with an attorney or legal counsel prior to signing this Agreement and agreeing to the Non-Compete Covenant; and (v) you have been given fourteen (14) days from the date of your receipt of this Agreement to consider the terms of this Agreement, although you may sign it at any time sooner.]2
a.You agree that while employed by the Company Group and for twelve (12) months after your termination date occurring due to a termination of your employment by the Company for any reason, you will not, directly or indirectly, be employed in an executive or managerial role by, or provide strategic or operational advice to, a Direct Competitor (as defined below) that relates to any Product (as defined below) in any Geographic Area (as defined below).
b.For purposes of this Section 4, the following terms shall have the meanings given below, which are the same definitions and competitive scope as provided in your 2024 LTI award:
“Competitor” means any person, firm, partnership, corporation or other business or entity that sells any of the Products (as defined below) in the Geographic Area (as defined below) and any retailer that sells a private label version of any of the Products in the Geographic Area, including, without limitation, General Mills, Nestle, ConAgra, Mondelez, Campbell’s, PepsiCo, Hershey, Utz, Cereal Partners Worldwide, Intersnack, Ulker or any affiliate or successor to any such company.
“Geographic Area” means any country or jurisdiction in which the Company sells or has sold any Products in the then immediately preceding one (1)-year period ending not later than the date of the termination of your employment [and in which you provided services or had a material presence or influence]3.
“Products” means ready-to-eat cereal products, hot cereal products, breakfast, protein or meal replacement beverages, toaster pastries, wholesome snacks including, but not limited to, cereal bars, granola bars, protein bars, crispy marshmallow treats, frozen waffles, frozen pancakes, crackers, salty snacks including but not limited to potato and tortilla chips, any other grain-based convenience foods, noodles, meat substitutes, and plant-based products, or any other product which the Company manufactures, distributes, sells or markets at the time your active employment with the Company ends.
5Remedies. You acknowledge that it may be extremely difficult to measure in money the damage to the Company Group of any failure by you to comply with Section 4 of this Agreement, that the
2 Include for participants in Illinois.
3 Include for participants in Illinois.

restrictions and obligations under Section 4 of this Agreement are material, and that, in the event of any such failure, the Company Group could suffer irreparable harm and significant injury and may not have an adequate remedy at law or in damages. Therefore, you agree that if you breach Section 4 of this Agreement, the Company Group will be entitled to the issuance of an injunction or other restraining order or to the enforcement of other equitable remedies against you to compel performance of the terms of Section 4 of this Agreement without the necessity of showing or proving it has sustained any actual damage and without the necessity to post a bond or other security, which requirement, if waivable, is hereby waived by you. This will be the sole remedy available to the Company Group in law or equity.
6Reasonableness of Restrictions and Modification. The Company and you agree that the restrictions in Section 4 of this Agreement are reasonable in terms of scope, time, and activities restrained and are necessary to protect the Company Group’s legitimate interests in, without limitation, its confidential information, customer and referral relationships, and goodwill. You agree that the restrictions in Section 4 of this Agreement are not onerous and will not present a hardship to you at any time, either during or after employment with the Company Group. Although the Company and you consider the restrictions in Section 4 of this Agreement to be reasonable, if a court finds that any of these restrictions is unreasonable or unenforceable in any way, then Section 4 of this Agreement shall not be rendered or declared void, but rather, the restriction shall be reformed or revised to the extent necessary and possible to render the restriction enforceable. Alternatively, if the court declines to reform or revise such restriction, the court may sever the portions of the restriction that the court determines are unenforceable and enforce the remainder of the restriction. Under no circumstance shall the unenforceability of any restriction or provision in this Agreement affect the enforceability of any other restriction or provision in this Agreement.
7Counsel. The Company hereby advises you of your right to consult with independent counsel prior to executing this Agreement and you agree that in executing this Agreement, you have either done so with the encouragement of the Company or have voluntarily decided not to do so after considering the risks of proceeding without counsel.
8Governing Law and Forum. This Agreement will be governed by and construed in accordance with the laws of the primary state in which you perform, as of the date of this Agreement, services for the Company Group (the “Forum”), without giving effect to its conflict of law rules. The Company and you agree that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement must be brought or otherwise commenced in the Forum.
9Amendment. No provision of this Agreement may be amended, waived, or discharged except by the mutual written agreement of the parties.
10Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.
[Signature Page Follows.]

Sincerely, KELLANOVA By: ________________________________ Name: Title:
PARTICIPANT _____________________________________ Name:
KELLANOVA

By:    ___________________________
Name:
Title:

PARTICIPANT

__________________________________
Name